SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

[X]  ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
     1934

     For the fiscal year ended December 31, 1997

     Commission file number 1-2227

     E.   Full title of the plan:

          Crown Cork & Seal Company, Inc.
          401(K) Retirement Savings Plan
          for Employees of Van Dorn Company

     F. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        CROWN CORK & SEAL COMPANY, INC.
                                 ONE CROWN WAY
                          PHILADELPHIA, PA 19154-4599

                                     INDEX

                                                                          Pages

Signatures ..............................................................  3

Report of Independent Accountants .......................................  6

Audited Plan Financial Statements and Schedules in
accordance with the Financial Reporting Requirements of ERISA ...........7 to 14

Exhibit 23 - Consent of Independent Accountants .........................  15

                                    SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                             Crown Cork & Seal Company, Inc.
                                             401(K) Retirement Savings Plan
                                             for Employees of Van Dorn Company



                                            By: /s/ James T. Malec
                                                --------------------------------
                                                James T. Malec
                                                Member, Benefit Plan Committee

Date: June 29, 1998

Crown Cork & Seal Company, Inc. 401(k)
Retirement Savings
Plan for Employees of
Van Dorn Company
Financial Statements
and Supplemental Information
December 31, 1997 and 1996

Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for
Employees of Van Dorn Company
Financial Statements and Supplemental Information
December 31, 1997 and 1996
--------------------------------------------------------------------------------

                                      Index

                                                                          Page

Report of Independent Accountants                                           1

Statement of Net Assets Available for Plan Benefits                         2

Statement of Changes in Net Assets Available for
     Plan Benefits, with Fund Information                                 3 - 4

Notes to Financial Statements                                             5 - 7

Schedule I      -   Schedule of Assets Held for Investment Purposes         8

Schedule II     -   Schedule of Reportable Transactions                     9


Note:     Other schedules required by ERISA are not applicable.

                        Report of Independent Accountants


June 19, 1998

To the Benefit Plans Committee
and Participants of the Crown
Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
for Employees of Van Dorn Company


In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Employees of Van Dorn Company (the "Plan") at December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted accounting standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. Schedules I and II and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Price Waterhouse LLP

Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
for Employees of Van Dorn Company
Statement of Net Assets Available for Plan Benefits
December 31, 1997 and 1996
--------------------------------------------------------------------------------

                                                       1997              1996
                                                       ----              ----
Investments at fair value;
   Crown Cork & Seal Common Stock*                 $  3,708,528      $  3,744,525
   T. Rowe Price Mutual Funds:
      Prime Reserve Fund*                             1,465,040         2,199,564
      Capital Appreciation Fund*                      1,188,230           996,708
      Spectrum Income Fund*                           2,566,590         2,306,605
      Spectrum Growth Fund*                           6,968,257         6,162,855
   Participant Loan Fund                                234,395           224,092
                                                   ------------      ------------
        Total investments                            16,131,040        15,634,349

Employer contributions receivable                        21,353                --
Employee contributions receivable                        71,178                --
Loan principal repayment receivable                       5,067                --
Loan interest repayment receivable                        1,734                --
Administrative expenses payable                          (9,200)           (9,200)
                                                   ------------      ------------
        Net assets available for plan benefits     $ 16,221,172      $ 15,625,149
                                                   ============      ============

* Represents more than 5% of net assets available for plan benefits at December 31, 1997.

   The accompanying notes are an integral part of these financial statements.

Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
for Employees of Van Dorn Company
Statement of Changes in Net Assets Available for Plan Benefits,
with Fund Information
For the Year Ended December 31, 1997
--------------------------------------------------------------------------------

                                                                     Fund Information
                                    ---------------------------------------------------------------------------------
                                                                       T. Rowe Price
                                                    -------------------------------------------------
                                     Crown Cork
                                       & Seal           Prime      Capital      Spectrum     Spectrum    Participant
                                       Common          Reserve    Appreciation   Income       Growth         Loan
                                        Stock           Fund         Fund         Fund         Fund          Fund            Total
Additions:
Contributions:
   Employer                          $    220,161                                                                        $  220,161
   Employee                                64,415   $  158,043   $  137,256   $  169,382    $  242,791                      771,887
Investment income                          71,349       92,517      146,978      178,637       706,155    $   19,093      1,214,729
Net appreciation/(depreciation)
   in fair value of investments          (301,030)          --       19,786       94,546       356,142                      169,444
                                     ------------   ----------   ----------   ----------    ----------    ----------    -----------
                                           54,895      250,560      304,020      442,565     1,305,088        19,093      2,376,221

Deductions:
Benefits paid to participants and
   rollovers to other plans              (189,812)    (857,168)     (74,873)     (70,531)     (533,891)      (41,108)    (1,767,383)
Transfers:
   Loan principal repayment                 6,877       11,723        7,583       15,260        15,047       (56,490)
   Loan interest allocated                  2,001        4,638        2,573        5,145         4,736       (19,093)
   Loans issued                           (40,693)     (18,731)     (10,167)     (12,746)      (25,564)      107,901
   Interfund transfers                    158,174      (98,381)     (23,174)    (102,109)       65,490
Administrative expenses                                (12,815)                                                             (12,815)
                                     ------------   ----------   ----------   ----------    ----------    ----------    -----------
                                          (63,453)    (970,734)     (98,058)    (164,981)     (474,182)       (8,790)    (1,780,198)

Net increase/(decrease) in net
   assets available for plan benefits      (8,558)    (720,174)     205,962      277,584       830,906        10,303        596,023
Net assets at beginning of year         3,744,525    2,190,364      996,708    2,306,605     6,162,855       224,092     15,625,149
                                     ------------   ----------   ----------   ----------    ----------    ----------    -----------
Net assets at end of year            $  3,735,967   $1,470,190   $1,202,670   $2,584,189    $6,993,761    $  234,395    $16,221,172
                                     ============   ==========   ==========   ==========    ==========    ==========    ===========

   The accompanying notes are an integral part of these financial statements.

Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
for Employees of Van Dorn Company
Statement of Changes in Net Assets Available for Plan Benefits,
with Fund Information
For the Year Ended December 31, 1996
--------------------------------------------------------------------------------

                                                                           Fund Information
                                    ---------------------------------------------------------------------------------
                                                                       T. Rowe Price
                                                    -------------------------------------------------
                                       Crown Cork
                                        & Seal        Prime        Capital     Spectrum      Spectrum   Participant
                                        Common       Reserve    Appreciation    Income        Growth       Loan
                                         Stock        Fund          Fund         Fund          Fund        Fund           Total
Additions:
Contributions:
   Employer                            $  224,975                                                                      $  224,975
   Employee                                50,298   $  157,544   $  146,363   $  178,514   $  252,424                     785,143
Investment income                          79,839      105,366       92,496      201,947      427,375   $   28,655        935,678
Net appreciation/(depreciation)
   in fair value of investments           970,831                    51,549      (22,760)     755,175                   1,754,795
                                       ----------   ----------   ----------   ----------   ----------   ----------   ------------
                                        1,325,943      262,910      290,408      357,701    1,434,974       28,655      3,700,591
Deductions:
Benefits paid to participants and
   rollovers to other plans              (904,904)    (507,552)    (208,959)    (797,287)  (1,821,420)    (102,453)    (4,342,575)
Transfers:
   Loan principal repayment                 7,215       14,424        9,728       22,027       23,612      (77,006)
   Loan interest allocated                  3,039        5,725        3,958        7,664        8,269      (28,655)
   Loans issued                           (17,617)     (28,958)     (11,704)     (27,590)     (32,150)     118,019
   Interfund transfers                   (323,933)     209,528       92,197      (75,718)      97,926
Administrative expenses                                (16,389)                                                           (16,389)
                                       ----------   ----------   ----------   ----------   ----------   ----------   ------------
                                       (1,236,200)    (323,222)    (114,780)    (870,904)  (1,723,763)     (90,095)    (4,358,964)

Net increase/(decrease) in net
   assets available for plan benefits      89,743      (60,312)     175,628     (513,203)    (288,789)     (61,440)      (658,373)
Net assets at beginning of year         3,654,782    2,250,676      821,080    2,819,808    6,451,644      285,532     16,283,522
                                       ----------   ----------   ----------   ----------   ----------   ----------   ------------
Net assets at end of year              $3,744,525   $2,190,364   $  996,708   $2,306,605   $6,162,855   $  224,092   $ 15,625,149
                                       ==========   ==========   ==========   ==========   ==========   ==========   ============

   The accompanying notes are an integral part of these financial statements.

Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
for Employees of Van Dorn Company
Notes to Financial Statements
December 31, 1997 and 1996
--------------------------------------------------------------------------------

1.   Summary of Significant Accounting Policies

     The Plan maintains its financial records and prepares its financial statements using the accrual basis of accounting. Investment income earned, but not received, is accrued. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. The Company stock is valued at its quoted market price at year end. Participant notes receivable are valued at cost which approximates fair value.

     T. Rowe Price Retirement Plan Services, Inc. (the "Trustee") manages a Trust Fund for the Plan under the terms of a trust agreement. All of the Plan's investments and cash are held in the Trust Fund. The Trustee has been granted discretionary authority with regard to the investment of temporary cash balances.

2.   Description of Plan

     The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of Plan's provisions.

     In 1993, the Van Dorn Company (the "Company") was acquired by Crown Cork & Seal Company, Inc. ("Crown") at which time Crown became the sponsor of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Employees of Van Dorn Company (the "Plan"), formerly the Van Dorn Company 401(k) Plan and Trust. The Company was legally dissolved as of December 31, 1996. The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee.

     General. The Plan is a defined contribution plan designed to provide a convenient method by which eligible employees may save regularly through salary elections and through sponsor matching contributions.

     The Plan covers salaried employees of the Company's corporate office, Central States Can Company and Davies Can Company. Employees are eligible to participate in the Plan after completing one year of service and attaining the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     On June 17, 1996, Crown sold Davies Can Company ("Davies"), a division of the Company, to Brockway Standard, Inc. ("Brockway"), a subsidiary of BWAY Corporation. Employees of Davies participating in the Plan were given the option of either rolling over their account balances into the Brockway sponsored plan or their individual retirement accounts or keeping their balances invested with the Plan. Their accounts became fully vested at termination.

Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
for Employees of Van Dorn Company
Notes to Financial Statements
December 31, 1997 and 1996
--------------------------------------------------------------------------------

     Employee Contributions. Employees who participate in the Plan can direct the Company to withhold wages and make tax deferred contributions on their behalf. Contributions may range from 1 percent to 16 percent of annual compensation, plus bonuses, subject to certain limitations.

     A participant's 401(k) account balance attributable to tax deferred contributions, taxable employee contributions, and rollover contributions is 100 percent vested at all times.

     Loans. The Plan allows for loans to participants in excess of $1,000 and not to exceed 50% of the participant's vested account balance up to $50,000 (subject to restrictions further described in the Plan document).

     Employer Contributions. The Company matches 50 percent of employee contributions up to a maximum employee contribution of 4 percent of compensation. Employer contributions vest 100 percent over five years of service. All employer matching contributions are invested automatically in the Crown Cork & Seal Common Stock Fund.

     Forfeitures of $12,815 and $16,381 were applied against administrative expenses during 1997 and 1996, respectively. Total unallocated forfeitures were $16,308 and $27,166 at December 31, 1997 and 1996, respectively.

     Investments. Participants may direct their contributions among any of the following investment options:

     1.   Crown Cork and Seal Common Stock - Investing in Crown common stock.

     2. T. Rowe Price Prime Reserve Fund - A money market fund investing in a diversified portfolio of domestic and foreign U.S. dollar-denominated high-quality money market securities.

     3. T. Rowe Price Capital Appreciation Fund - Investing primarily in common stocks. The fund may hold fixed income and other securities.

     4. T. Rowe Price Spectrum Income Fund - Investing primarily in domestic bond funds and also in two foreign bond funds. The fund may allocate 25% of assets to a stock fund.

     5. T. Rowe Price Spectrum Growth Fund - Investing primarily in domestic stock funds and also in a foreign stock fund.

     Distributions. Benefit payments from the Plan are limited to lump sum distributions.

     Plan Termination. Although it has not expressed any intent to do so, Crown has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
for Employees of Van Dorn Company
Notes to Financial Statements
December 31, 1997 and 1996
--------------------------------------------------------------------------------

3.   Tax Status of the Plan

     The Company has received a favorable determination letter, dated February 22, 1996, from the Internal Revenue Service (IRS) and accordingly, the Trust is not subject to federal or local income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

4.   Related Party Transactions

     Certain Plan investments are shares of mutual funds managed by the Trustee and Crown common stock. Therefore, these transactions qualify as parties-in-interest transactions which are exempt from the prohibited transactions rules.

                                                                      Schedule I
Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
for Employees of Van Dorn Company
Schedule 27a - Schedule of Assets Held for Investment Purposes
at December 31, 1997
--------------------------------------------------------------------------------

                                             Description                      Number                         Current
    Identity of issue                       of Investment                   of Shares          Cost            Value
    -----------------                       -------------                   ---------          ----          -------

Crown Cork & Seal Common                 Common Stock                           73,986     $ 2,585,547     $ 3,708,528
   Stock*

T. Rowe Price Prime                      Registered Investment Company       1,465,040       1,465,040       1,465,040
   Reserve Fund*

T. Rowe Price Capital                    Registered Investment Company          80,777       1,115,320       1,188,230
   Appreciation Fund*

T. Rowe Price Spectrum                   Registered Investment Company         220,119       2,407,329       2,566,590
   Income Fund*

T. Rowe Price Spectrum                   Registered Investment Company         437,430       5,420,208       6,968,257
    Growth Fund*

Participant Loan Fund (at 9.25% -
   12.95% interest rates, maturities
   ranging from 1998 to 2002)                                                                  234,395         234,395
                                                                                           -----------     -----------

Total assets held for investment
   purposes at December 31, 1997                                                           $13,227,839     $16,131,040
                                                                                           ===========     ===========

*    Party-in-interest.

                                                                     Schedule II

Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
for Employees of Van Dorn Company
Schedule 27d - Schedule of Reportable Transactions*
For the Year Ended December 31, 1997
--------------------------------------------------------------------------------

                                                                              Aggregate
                                   Description                  Purchase       Selling        Cost of          Net
Identity of Party Involved           of Asset                    Price          Price          Asset          Gain
--------------------------         -----------                  --------      ---------       -------         ----
Crown Cork & Seal Co., Inc.     Common Stock                  $  551,678     $  304,208     $  215,497     $   88,711

T. Rowe Price
Prime Reserve Fund              Registered Investment Co.        431,559      1,165,763      1,165,763             --

T. Rowe Price
Spectrum Growth Fund            Registered Investment Co.      1,157,430        707,998        548,165        159,833

* Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in
   Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure unde ERISA.